Ambiq Micro, Inc.

6500 River Place Blvd., Building 7 Suite 200

Austin, Texas 78730

January 21, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Manufacturing

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kristin Baldwin

Re:	Ambiq Micro, Inc.

Registration Statement on Form S-1, as amended (File No. 333-292843)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Ambiq Micro, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on January 22, 2026, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Christina Roupas of Cooley LLP at (312) 881-6670 or, in her absence, Courtney Tygesson of Cooley LLP at (312) 881-6680.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Very truly yours,

Ambiq Micro, Inc.

/s/ Fumihide Esaka
By:	Fumihide Esaka
Title:	Chief Executive Officer

cc:
Fumihide Esaka, Ambiq Micro, Inc. Michele Connors, Ambiq Micro, Inc.
Christina Roupas, Cooley LLP
Courtney Tygesson, Cooley LLP
Michael Platt, Cooley LLP Grady Chang, Cooley LLP Alan Denenberg, Davis Polk & Wardwell LLP